FORM 4

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and address of Reporting Person*	2. Issuer Name and ticker or Trading Symbol		6. Relationship of Reporting Person to Issuer (Check all applicable)
Hanlon, Brenton	Abaxis, Inc. (ABAX)		
(Last) (First) (Middle) c/o: Abaxis, Inc. 3240 Whipple Road (Street) Union City, California 94587 (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement for Month/Day/Year November 26, 2002 5. If Amendment, Date of Original (Month/Day/Year)	X Director __ 10% Owner __ Officer (give title below) __ Other (specify below) 7. Individual or Joint/Group Filing (Check applicable line) X Form filed by One Reporting Person __ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date	2A. Deemed Transaction Date, if any	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr.3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported	6. Ownership Form: Direct	7. Nature of Indirect Beneficial
	(Month/Day/Year)	(Month/Day/Year)	Code	V	Amount	(A) or (D)	Price	Transnaction(s) (Instr. 3 and 4)	(D) or Indirect (I) (Instr. 4)	Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End Of Month (Instr. 4)	10. Ownership Form of Derivative Security. Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Option (right to buy)	$4.14	November 26, 2002		A		4,000		(1)	November 26, 2012	Common Stock	4,000	$4.14	20,000	D	

Explanation of Responses:
(1) Stock options granted under Company's 1998 Stock Option Plan. Options vest monthly over a one year period from date of grant. Options may be exercised to extent vested.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff.(a)

/s/ Brenton Hanlon
Brenton Hanlon
**Signature of Reporting Person

November 27, 2002
Date